UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-35755

BIT BROTHER LIMITED

(Translation of registrant’s name into English)

15/F, Block A, Kineer Business Centre

53 Binjiang Road, Yuelu District

Changsha, Hunan Province, China 410023

Tel: +86-0731-82290658

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Purchase and Sale Agreement

On December 22, 2022, Bit Brother New York Inc. (“BTB NY”), a subsidiary of Bit Brother Limited (the “Company”), entered into a purchase and sale agreement (the “Purchase Agreement”) with Grand Flourish Inc. (the “Seller”), pursuant to which BTB NY agreed to purchase, and the Seller agreed to supply to BTB NY, certain cryptocurrency mining hardware and other equipment (“Products”) from time to time, in each case, pursuant to an order to be placed by BTB NY and confirmed by the Seller according to the terms provided in the Purchase Agreement. BTB NY shall pay the full purchase price within 3 working days upon the Purchase Agreement and the delivery term of the subject Products under the Purchase Agreement is 7 business days, starting from the day that the Seller receive the full payment from BTB NY.

On the same day, BTB NY purchased 1,400 S19J Pro cryptocurrency mining servers for an aggregate purchase price of US$2,329,600, which are scheduled for a December 2022 delivery. The purchase was made pursuant to the terms of the Purchase Agreement.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is attached as Exhibit 10.1 to this Form 6-K and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
10.1	Purchase and Sale Agreement, dated December 22, 2022, by and between Bit Brother New York Inc. and Grand Flourish Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 28, 2022	Bit Brother Limited

	By:	/s/ Xianlong Wu
		Name:	Xianlong Wu
		Title:	Chief Executive Officer

2